FOURTH AMENDMENT TO BYLAWS
                               OF
                KASH N' KARRY FOOD STORES, INC.,
                     a Delaware corporation


     The  following amendment to the Bylaws of Kash n' Karry Food
Stores, Inc. (the "Corporation") was adopted on March 8, 1996, at a regular meeting of the Board of Directors of the Corporation, as permitted by Article XIV of the Bylaws:

     1. The following shall be added to Article IV, Section 2, of the Bylaws of the Corporation:

       "In addition, the Board may empower the President to appoint any officer of the Corporation named in
       Section 1 of this Article, except for the Chairman of the Board, the President and any Vice President having the duties of Chief Financial Officer. Any such officer appointed by the President shall serve at the pleasure of the President, and shall hold office until his resignation, removal or other disqualification from service, or until his successor shall be appointed."

     2.   The  first sentence of Article IV, Section 10,  of  the
Bylaws is hereby amended to read as follows:

       "The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, and shall send or cause to be sent to the stockholders of the Corporation such financial statements and reports as are by law or these Bylaws required to be sent to them."


     3. The foregoing amendment became effective on March 8, 1996.



     DATED: June 6, 1996.


                              /s/ Richard D. Coleman
                              ___________________________________
                              Richard  D.  Coleman, Secretary  of
                              Kash n' Karry Food Stores, Inc.

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